Exhibit 3.104

OPERATING AGREEMENT
OF
SMBI OSE, LLC

This Operating Agreement (the “Agreement”) of SMBI OSE, LLC, an Alabama limited liability company (the “Company”), is entered into by and between SMBIMS Tuscaloosa, Inc., a Tennessee corporation (the “Member”), and the Company, effective as of January 30, 2008.

WHEREAS, the Member desires to form the Company as a limited liability company in accordance with the Alabama Limited Liability Company Act (as amended, the “Act”);

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.                    Organization. On January 30, 2008, the Company was formed as an Alabama limited liability company by the filing of Articles of Organization in the office of the Secretary of State of Alabama (the “Articles”).

Section 2.                    Registered Office; Registered Agent. The registered office of the Company in the State of Alabama will be the initial registered office designated in the Articles or such other office (which need not be a place of business of the Company) as the Member may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Alabama will be the initial registered agent designated in the Articles or such other person as the Member may designate from time to time in the manner provided by law. The principal office of the Company will be at such location as the Member may designate from time to time, which need not be in the State of Alabama.

Section 3.                    Powers. The Company will have all powers permitted to be exercised by a limited liability company organized in the State of Alabama.

Section 4.                    Term. The Company commenced on the date the Articles were filed with the Secretary of State of Alabama, and will continue in existence until terminated pursuant to this Agreement.

Section 5.                    Fiscal Year. The fiscal year of the Company for financial statement and federal income tax purposes will end on December 31 unless otherwise determined by the Member.

Section 6.                    Authorized Units. The Company shall be authorized to issue up to 1,000 Units of membership interest in the Company or such greater or lesser number as the Member may determine from time to time. Schedule A sets forth the number of Units owned by the Member, which represent 100% of the membership interests in the Company.

Section 7.                    New Members. No person may be admitted as a member of the Company without the approval of the Member.

Section 8.                    Liability to Third Parties. The Member will not have any personal liability for any obligations or liabilities of the Company, whether such liabilities arise in contract, tort or otherwise.

Section 9.                    Capital Contributions. On or before the date hereof, the Member has made a capital contribution in cash to the Company in the amount of $10.00. The Member will not be required to make any additional capital contributions to the Company except as may otherwise be agreed to by the Member.

Section 10.              Distributions. Distributions will be made by the Company to the Member at such times as may be determined by the Member.

Section 11.              Management. The power and authority to manage, direct and control the Company will be vested solely in the Member.

Section 12.              Officers. The Member may, from time to time, designate one or more individuals to be officers of the Company, with such titles as the Member may assign to such individuals. The initial officers of the Company will be a President and a Secretary, as more specifically provided below. Officers so designated will have such authority and perform such duties as the Member may from time to time delegate to them. Any officer may resign as such at any time by providing written notice to the Company. Any officer may be removed as such, either with or without cause, by the Member, in its sole discretion. Any vacancy occurring in any officer position of the Company may be filled by the Member. The officers of the Company, if and when designated by the Member, will have the authority, acting individually, to bind the Company.

Section 13.              President. The President will, subject to the control of the Member, have general supervision, direction and control of the business and affairs of the Company. Subject to the control of the Member, the President will have the general powers and duties of management usually vested in the office of president and chief executive officer of corporations, and will have such other powers and duties as may be prescribed by the Member.

Section 14.              Secretary. The Secretary will, subject to the control of the Member, prepare and keep the minutes of the proceedings of the Company in books provided for that purpose, see that all notices are duly given in accordance with the provisions of the Act, be custodian of the Company records, and will have the general powers and duties usually vested in the office of secretary of corporations, and will have such other powers and duties as may be prescribed by the Member.

Section 15.              Indemnification. The Company shall indemnify any individual who is or was a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer of the Company against expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with such action, suit or proceeding, to the full extent permitted by applicable law.

The right to indemnification conferred in this Section 16 includes the right of such individual to be paid by the Company the expenses incurred in defending any such action in advance of its final disposition (an “Advancement of Expenses”); provided, however, that the Company will only make an Advancement of Expenses upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under this Section 15 or otherwise.

Section 16.              Tax Matters Partner. The Member will be the “tax matters partner” of the Company pursuant to Section 6231(a)(7) of the Internal Revenue Code of 1986, as amended.

Section 17.              Dissolution. The Company will dissolve and its affairs will be wound up as may be determined by the Member, or upon the earlier occurrence of any other event causing dissolution of the Company under the Act. In such event, the Member will proceed diligently to wind up the affairs of the Company and make final distributions, and will cause the existence of the Company to be terminated.

Section 18.              Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument that is executed by the Member.

Section 19.              Binding Effect. This Agreement will be binding on and inure to the benefit of the Member and its successors and assigns.

Section 20.              Governing Law. This Agreement is governed by and will be construed in accordance with the law of the State of Alabama without regard to the conflicts of law principles thereof.

IN WITNESS THEREOF, the parties hereto have executed this Agreement effective as of the date set forth above.

COMPANY

SMBI OSE, LLC

/s/ Teresa F. Sparks
Teresa F. Sparks, Vice President

MEMBER:

SMBIMS TUSCALOOSA, INC.

/s/ Teresa F. Sparks
Teresa F. Sparks, Vice President

SCHEDULE A

Member and Business Address	Capital Contribution	Units

SMBIMS Tuscaloosa, Inc.	$100	1,000
40 Burton Hills Boulevard
Suite 500
Nashville, TN 37215